Managed Portfolio Series
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

May 10, 2022

VIA EDGAR TRANSMISSION

Ms. Holly Hunter-Ceci
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525
V-Shares MSCI World ESG Materiality and Carbon Transition ETF (S000076256)

Dear Ms. Hunter-Ceci:

The purpose of this letter is to respond to the comments you provided on April 26, 2022, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 530 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the V-Shares MSCI World ESG Materiality and Carbon Transition ETF (the “Fund”) as a series of the Trust. PEA No. 530 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on February 18, 2022. For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

Prospectus

1.With respect to the top 15 constituents of a recent model portfolio, please briefly explain how each constituent is determined under the underlying index’s methodology to be a leader in carbon transition. Explain the particular characteristics of each company that resulted in it being included in the model portfolio.
Response: The requested information has been provided to the Staff under separate cover.
2.Please revise the Fund’s investment strategy to disclose as of a recent date the underlying index’s allocation to United States companies.
Response: The Trust responds by adding the following disclosure:
As of April 30, 2022, approximately 59% the Underlying Index’s market capitalization was allocated to companies incorporated in the United States.

3.In the Principal Investment Strategies section, with respect to the disclosure on page 3 describing the index construction process, please revise the disclosure so that it written in plain English and easily understandable to an average investor.
Response: The Trust responds by revising the Fund’s Principal Investment Strategies disclosure as follows (with new text underlined and removed text lined out):
Underlying Index Construction Process
Step 1 – Exclusions
Companies in the Underlying Index Universe are excluded from the Underlying Index if they meet any of the following criteria:

Controversial Weapons	All companies involved in Controversial Weapons as defined by the methodology of the MSCI Ex-Controversial Weapons Indexes. For example, companies are excluded for involvement in cluster bombs, landmines, depleted uranium weapons, chemical and biological weapons, blinding laser weapons, non-detectable fragments, and incendiary weapons.
Tobacco	All companies deriving 5% or more of their revenue from the production of tobacco related products or 15% or more of their revenue from the production, distribution, retail, supply, and licensing of tobacco-related products.
Thermal Coal Mining
All companies deriving 5% or more of their revenue from the mining of thermal coal (including lignite, bituminous, anthracite and steam coal) and its sale to external parties, excluding revenue from metallurgical coal, coal mined for internal power generation (e.g., in the case of vertically integrated power producers), intracompany sales of mined thermal coal, and revenue from coal trading (either reported or estimated).

Thermal Coal Power	All companies deriving 5% or more of their revenue (either reported or estimated) from thermal coal-based power generation.
Unconventional Oil & Gas	All companies deriving 5% or more of their revenue from unconventional oil & gas, including revenue from oil sands, oil shale (kerogen-rich deposits), shale gas, shale oil, coal seam gas, and coal bed methane.
Asset Stranding	All companies classified in the Low Carbon Transition (LCT) category of Asset Stranding. This represents the potential for companies to experience “stranding,” referring to unanticipated or premature write-downs, of physical/natural assets due to regulatory, market, or technological forces arising from low carbon transition. For example, companies with assets tied to fossil fuels that are facing the impact of changes associated with decarbonizing the economy.
United Nations Global Compact Principles	All companies that fail to comply with the United Nations Global Compact Principles, which includes fundamental responsibilities in four areas: human rights, labor, environment, and anti-corruption.

Step 2 – Ranking
Each of the remaining companies in the Underlying Index Universe (collectively, the “Eligible Companies”) is then ranked within its sector based on the company’s “SASB-aligned ESG Score,” which is a proprietary scoring methodology maintained by the Index Provider. The SASB-aligned ESG Score for a company reflects the weighted average of a set of relevant “Key Issue Scores,” calculated by the Index Provider, that are aligned with SASB’s Materiality Map. Key Issue Scores applicable to a company are based on key issues relevant to the company’s sub-industry. For example, a company in the airlines sub-industry is scored based on the Key Issues of governance, carbon emissions, labor management, and product safety and quality, while a company in the consumer finance sub-industry is scored based on the key issues of consumer financial protection and privacy and data security. If two companies have the same SASB-aligned ESG score, then the company with the larger market cap receives the higher rank.
Step 3 – Selection
At each annual reconstitution of the Underlying Index, companies ~~Eligible Companies~~ are selected for inclusion in the Underlying Index sector by sector based on their in-sector ranking and on the following order of priority within each sector until the cumulative market cap of a particular sector reaches 40% of the cumulative market cap of Eligible Companies in that sector:
1.Eligible Companies with market caps within the top 25% of the cumulative market cap of the applicable sector are added in the order of in-sector rank ~~rank, including the first Eligible Company that increases the cumulative market cap above 25%~~;
2.Current index constituents with market caps within the top 50% of the cumulative market cap of the applicable sector are included in the order of in-sector rank ~~rank, including the first current index constituent that increases the cumulative market cap above 50%~~; and
3.The ~~R~~remaining Eligible Companies in the applicable sector are added in the order of in-sector rank.
Step 4 – Weighting
Companies selected for inclusion ~~included~~ in the Underlying Index are then weighted based on the product of their market cap weight in the Underlying Index Universe and a “Tilt Score” based on the company’s Low Carbon Transition (“LCT”) category. Low carbon transition refers to the global transition to a low carbon economy. The LCT category for each company is determined by MSCI ESG Research’s Low Carbon Transition Risk assessment, which is designed to identify potential leaders and laggards by holistically measuring companies’ exposure to and management of risks and opportunities related to the low carbon transition. Specifically, the LCT category groups companies into one of five categories that highlight the predominant risks and opportunities they are most likely to face in the transition. The table below lists the four categories that are used for the Tilt Score (companies in the Asset Stranding category are excluded from the Underlying Index). A higher Tilt Score results in a higher weighting in the Underlying Index.

LCT Category	LCT Risk/Opportunity	Sample industries	Tilt Score
Product Transition	Reduced demand for carbon-intensive products and services. Leaders and laggards are defined by the ability to shift product portfolio to low-carbon products.	Oil & gas exploration & production; Petrol/diesel based automobile manufacturers, thermal power plant turbine manufacturers	0.5
Operational Transition	Increased operational and/or capital cost due to carbon taxes and/or investment in carbon emission mitigation measures leading to lower profitability of the companies.	Fossil fuel based power generation, cement, steel	0.75
Neutral	Limited exposure to low carbon transition carbon risk, though companies could have exposure to physical risk and/or, for instance in the case of financial services companies, indirect exposure to low carbon transition risk via lending or investment, for example.	Financial services, consumer staples, healthcare	1
Solutions	Potential to benefit through the growth of low-carbon products and services.	Renewable electricity, electric vehicles, solar cell manufacturers	2

* * * * * *

We trust that the above responses adequately address your comments. If you have any additional questions or require further information, please contact me at (414) 721-8328.

Sincerely,

/s/ John Hadermayer

John Hadermayer
Vice President
U.S. Bank Global Fund Services
as Administrator for the Trust

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP